Exhibit 99.1

Explanatory Note

Melco Resorts Finance Limited’s Quarterly Report

for the Three and Six Months Ended June 30, 2019

This quarterly report serves to provide holders of Melco Resorts Finance Limited’s US$1,000,000,000 4.875% senior notes due 2025 (the “2025 Senior Notes”) with Melco Resorts Finance Limited’s unaudited condensed consolidated financial statements, comprising condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows, for the three and six months ended June 30, 2019, together with related information, pursuant to the terms of the indenture, dated June 6, 2017, relating to the 2025 Senior Notes. Melco Resorts Finance Limited is a wholly-owned subsidiary of Melco Resorts & Entertainment Limited.

Melco Resorts Finance Limited

Report for the Second Quarter of 2019

INTRODUCTION

In this quarterly report, unless otherwise indicated:

•

“2015 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment and restatement agreement dated June 19, 2015, as amended from time to time, between, among others, Melco Resorts Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, in a total amount of HK$13.65 billion (equivalent to approximately US$1.75 billion), comprising a HK$3.90 billion (equivalent to approximately US$500 million) term loan facility and a HK$9.75 billion (equivalent to approximately US$1.25 billion) revolving credit facility;

•	“2026 Senior Notes” refer to the US$500.0 million aggregate principal amount of 5.250% senior notes due 2026 issued by our company on April 26, 2019;

•	“2027 Senior Notes” refer to the US$600.0 million aggregate principal amount of 5.625% senior notes due 2027 issued by our company on July 17, 2019;

•	“Additional 2025 Senior Notes” refer to the US$350.0 million aggregate principal amount of the 2025 Senior Notes issued on July 3, 2017;

•	“Altira Macau” refers to an integrated casino and hotel development located in Taipa, Macau, that caters to Asian VIP rolling chip customers;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographical point of view;

•

“City of Dreams” refers to a casino, hotel, retail and entertainment integrated resort located in Cotai, Macau, which currently features casino areas and four luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“First 2025 Senior Notes” refer to the US$650.0 million aggregate principal amount of the 2025 Senior Notes issued on June 6, 2017;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•	“Macau” refers to the Macau Special Administrative Region of the PRC;

•	“Melco Resorts Macau” refers to our subsidiary, Melco Resorts (Macau) Limited, a Macau company and the holder of our gaming subconcession;

•	“Mocha Clubs” refer to, collectively, our clubs with gaming machines, which are now the largest non-casino based operations of electronic gaming machines in Macau;

•	“our subconcession” and “our gaming subconcession” refer to the Macau gaming subconcession held by Melco Resorts Macau;

•	“Parent” and “Melco” refer to Melco Resorts & Entertainment Limited, a Cayman Islands exempted company with limited liability;

•	“Pataca(s)” and “MOP” refer to the legal currency of Macau;

•

“Services and Right to Use Arrangements” refers to the agreement entered into among, inter alia, Melco Resorts Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012, and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•	“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•	“Studio City Entertainment” refers to our affiliate, Studio City Entertainment Limited, a Macau company and a subsidiary of the Parent;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•	“we,” “us,” “our” and “our company” refer to Melco Resorts Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This quarterly report includes our unaudited condensed consolidated financial statements for the three and six months ended June 30, 2019.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We operate in a heavily regulated and evolving industry and have a highly leveraged business model. Moreover, we operate in Macau’s gaming sector, a market with intense competition, and therefore new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitations in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this quarterly report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market players primarily for cash stakes

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market gaming patrons

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

The majority of our current revenues are denominated in H.K. dollars, while our current expenses are denominated predominantly in Patacas and H.K. dollars, and in connection with a portion of our indebtedness and certain expenses, in U.S. dollars. The non-financial pages of this quarterly report include all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars at a rate of HK$7.8135 to US$1.00, unless otherwise noted.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on June 28, 2019 in New York City for cable transfers in H.K. dollars for U.S. dollars, provided in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Bank of New York, was HK$7.8103 to US$1.00. On August 23, 2019, the noon buying rate was HK$7.8438 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Pataca to U.S. dollar in the non-financial pages of this quarterly report were made at the exchange rate of MOP8.0479 = US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Pataca.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with our unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2018. Our unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements for the year ended December 31, 2018, except for the adoption of Accounting Standards Codification 842, Leases (Topic 842) (“New Leases Standard”) on January 1, 2019 under the modified retrospective method. Amounts for the periods beginning on or after January 1, 2019 are presented under the New Leases Standard, while prior period amounts are not adjusted and continue to be reported in accordance with the previous basis. The historical results are not necessarily indicative of the results of operations to be expected in the future. Certain statements in this “Financial Condition and Results of Operations” are forward-looking statements.

Summary of Financial Results

For the second quarter of 2019, our total operating revenues were US$1.29 billion, an increase of 21.1% from US$1.06 billion of total operating revenues for the second quarter of 2018. The increase in total operating revenues was primarily attributable to increased casino revenues generated from City of Dreams and higher non-gaming revenue as a result of the opening of Morpheus in June 2018, as well as increased casino revenues generated from the operations of Studio City Casino by our subsidiary, Melco Resorts Macau, the gaming subconcessionaire, partially offset by decreased casino revenues generated from Altira Macau. Net income from Studio City Casino gaming operations are reimbursed to Studio City Entertainment pursuant to the Services and Right to Use Arrangements. Such reimbursement is included in general and administrative expenses.

Net income for the second quarter of 2019 was US$125.7 million, compared to US$64.7 million for the second quarter of 2018. The increase in profitability was primarily attributable to better performance in City of Dreams mentioned above and lower pre-opening costs in the second quarter of 2019, partially offset by higher depreciation and amortization expenses as a result of the opening of Morpheus in June 2018 and higher interest expenses resulting from the additional drawdown of the revolving credit facility under the 2015 Credit Facilities in the second half of 2018 and the issuance of the 2026 Senior Notes in April 2019.

The following summarizes the results of our operations:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	(In thousands of US$)
Total operating revenues	$1,289,360	$1,064,817	$2,528,890	$2,260,253
Total operating costs and expenses	$(1,129,764)	$(983,998)	$(2,224,783)	$(2,018,608)
Operating income	$159,596	$80,819	$304,107	$241,645
Net income	$125,689	$64,684	$244,697	$220,547

Results of Operations

City of Dreams Second Quarter Results

For the quarter ended June 30, 2019, total operating revenues at City of Dreams were US$815.0 million compared to US$600.5 million in the second quarter of 2018. The increase in total operating revenues was primarily attributable to better performance in the rolling chip and mass market table games segments, as well as higher non-gaming revenue as a result of the opening of Morpheus in June 2018.

Rolling chip volumes totaled US$14.9 billion for the second quarter of 2019 versus US$10.5 billion in the second quarter of 2018. The rolling chip win rate was 3.16% in the second quarter of 2019 versus 2.88% in the second quarter of 2018. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop increased to US$1,372.2 million in the second quarter of 2019 compared with US$1,182.4 million in the second quarter of 2018. The mass market table games hold percentage was 31.6% in the second quarter of 2019 compared to 28.4% in the second quarter of 2018.

Gaming machine handle for the second quarter of 2019 was US$1,037.8 million, compared with US$1,116.9 million in the second quarter of 2018. The gaming machine win rate was 3.8% in the second quarter of 2019 versus 5.1% in the second quarter of 2018.

Total non-gaming revenue at City of Dreams in the second quarter of 2019 was US$120.1 million, compared with US$97.9 million in the second quarter of 2018.

Altira Macau Second Quarter Results

For the quarter ended June 30, 2019, total operating revenues at Altira Macau were US$104.4 million compared to US$123.1 million in the second quarter of 2018. The decrease in total operating revenues was primarily a result of softer performance in the rolling chip segment.

Rolling chip volumes totaled US$4.4 billion in the second quarter of 2019 versus US$4.8 billion in the second quarter of 2018. The rolling chip win rate was 2.95% in the second quarter of 2019 versus 3.65% in the second quarter of 2018. The expected rolling chip win rate range is 2.85% - 3.15%.

In the mass market table games segment, drop totaled US$150.0 million in the second quarter of 2019 versus US$131.9 million in the second quarter of 2018. The mass market table games hold percentage was 22.5% in the second quarter of 2019 compared with 19.7% in the second quarter of 2018.

Gaming machine handle for the second quarter of 2019 was US$83.5 million, compared with US$30.0 million in the second quarter of 2018. The increase was primarily due to an increase in average number of gaming machines to 171 in the second quarter of 2019, compared to 129 in the second quarter of 2018. The gaming machine win rate was 4.4% in the second quarter of 2019 versus 6.3% in the second quarter of 2018.

Total non-gaming revenue at Altira Macau in the second quarter of 2019 was US$6.6 million, compared with US$6.7 million in the second quarter of 2018.

Mocha Clubs Second Quarter Results

Total operating revenues from Mocha Clubs totaled US$28.9 million in the second quarter of 2019 compared to US$28.0 million in the second quarter of 2018.

Gaming machine handle for the second quarter of 2019 was US$609.4 million, compared with US$618.5 million in the second quarter of 2018. The gaming machine win rate was 4.8% in the second quarter of 2019 versus 4.5% in the second quarter of 2018.

Other Factors Affecting Second Quarter Earnings

Total net non-operating expenses for the second quarter of 2019 were US$33.5 million, which mainly included interest expenses of US$32.6 million, compared to total net non-operating expenses of US$14.9 million for the second quarter of 2018, which mainly included interest expenses, net of capitalized interest, of US$9.1 million and a net foreign exchange losses of US$5.3 million.

Six Months’ Results

For the six months ended June 30, 2019, our total operating revenues were US$2.53 billion compared to US$2.26 billion for the six months ended June 30, 2018. The increase in total operating revenues was primarily attributable to increased casino revenues generated from City of Dreams and higher non-gaming revenue as a result of the opening of Morpheus in June 2018, partially offset by decreased casino revenues generated from Altira Macau and the operations of Studio City Casino by our subsidiary, Melco Resorts Macau, the gaming subconcessionaire.

Net income for the six months ended June 30, 2019 was US$244.7 million, compared with net income of US$220.5 million in the comparable period of 2018. The increase in profitability was primarily attributable to better performance in City of Dreams mentioned above and lower pre-opening costs in the six months ended June 30, 2019, partially offset by higher depreciation and amortization expenses as a result of the opening of Morpheus in June 2018 and higher interest expenses resulting from the additional drawdown of the revolving credit facility under the 2015 Credit Facilities in the second half of 2018 and the issuance of the 2026 Senior Notes in April 2019.

Liquidity and Capital Resources

We have relied and intend to rely on cash generated from our operations and debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be. We expect to have significant capital expenditures in the future as we continue to develop our properties. Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

As of June 30, 2019, we held cash and cash equivalents of US$650.5 million and the HK$1.27 billion (equivalent to approximately US$163 million) revolving credit facility under the 2015 Credit Facilities was available for future drawdowns, subject to satisfaction of certain conditions precedent. Further, the 2015 Credit Facilities includes an incremental facility of up to US$1.3 billion to be made available upon further agreement with any of the existing lenders under the 2015 Credit Facilities or with other entities.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	(In thousands of US$)
Net cash provided by operating activities	$209,259	$207,783	$118,516	$349,572
Net cash used in investing activities	$(627,219)	$(107,594)	$(670,098)	$(203,288)
Net cash provided by (used in) financing activities	$325,122	$(101,397)	$317,063	$(141,684)
Effect of foreign exchange on cash and cash equivalents	$4,115	$—	$2,040	$—

Net (decrease) increase in cash and cash equivalents	$(88,723)	$(1,208)	$(232,479)	$4,600
Cash and cash equivalents at beginning of period	$739,233	$843,113	$882,989	$837,305

Cash and cash equivalents at end of period	$650,510	$841,905	$650,510	$841,905

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable related to VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business, including mass market table games play, gaming machine play, food and beverage, and entertainment that are conducted primarily on a cash basis.

Net cash provided by operating activities was US$209.3 million for the second quarter of 2019, compared to net cash provided by operating activities of US$207.8 million for the second quarter of 2018. The change was attributable to higher contribution of cash from operations, partially offset by increased working capital needed for operations.

Net cash provided by operating activities was US$118.5 million for the six months ended June 30, 2019, compared to net cash provided by operating activities of US$349.6 million for the six months ended June 30, 2018. The change was attributable to increased working capital needed for operations, partially offset by higher contribution of cash from operations.

Investing Activities

Net cash used in investing activities was US$627.2 million for the second quarter of 2019, compared to US$107.6 million for the second quarter of 2018. The change was primarily due to advance to an affiliated company during the second quarter of 2019, partially offset by decrease in capital expenditure payments.

Net cash used in investing activities of US$627.2 million for the second quarter of 2019 mainly included advance to an affiliated company of US$610.9 million and capital expenditure payments of US$37.6 million, partially offset by repayment of loan to an affiliated company of US$23.5 million.

Net cash used in investing activities of US$107.6 million for the second quarter of 2018 mainly included capital expenditure payments of US$103.4 million.

Our total capital expenditure payments for the second quarter of 2019 were US$37.6 million, compared to US$103.4 million for the second quarter of 2018. Such capital expenditures for both periods were mainly associated with our development projects as well as enhancement to our integrated resort offerings.

Net cash used in investing activities was US$670.1 million for the six months ended June 30, 2019, compared to US$203.3 million for the six months ended June 30, 2018. The change was primarily due to advance to an affiliated company during the six months ended June 30, 2019, partially offset by decrease in capital expenditure payments.

Net cash used in investing activities of US$670.1 million for the six months ended June 30, 2019 mainly included advance to an affiliated company of US$630.9 million and capital expenditure payments of US$75.2 million, partially offset by repayment of loan to an affiliated company of US$23.5 million and repayment of advance to an affiliated company of US$20.0 million.

Net cash used in investing activities of US$203.3 million for the six months ended June 30, 2018 mainly included capital expenditure payments of US$178.9 million and deposits for acquisition of property and equipment of US$19.4 million.

Our total capital expenditure payments for the six months ended June 30, 2019 were US$75.2 million, compared to US$178.9 million for the six months ended June 30, 2018. Such capital expenditures for both periods were mainly associated with our development projects, including Morpheus which opened in June 2018, as well as enhancement to our integrated resort offerings.

Financing Activities

Net cash provided by financing activities amounted to US$325.1 million for the second quarter of 2019, which primarily represented the proceeds from the drawdown of the revolving credit facility under the 2015 Credit Facilities of US$500.1 million and the issuance of US$500.0 million in aggregate principal amount of the 2026 Senior Notes, partially offset by the partial repayment of the revolving credit facility under the 2015 Credit Facilities of US$507.8 million, the scheduled repayment of the term loan facility under the 2015 Credit Facilities of US$11.2 million and dividend payment of US$152.0 million.

Net cash used in financing activities amounted to US$101.4 million for the second quarter of 2018, which primarily represented the dividend payment of US$92.0 million and the scheduled repayment of the term loan under the 2015 Credit Facilities of US$11.3 million.

Net cash provided by financing activities amounted to US$317.1 million for the six months ended June 30, 2019, which primarily represented the proceeds from the drawdown of the revolving credit facility under the 2015 Credit Facilities of US$500.1 million and the issuance of US$500.0 million in aggregate principal amount of the 2026 Senior Notes, partially offset by the partial repayment of the revolving credit facility under the 2015 Credit Facilities of US$507.8 million, the scheduled repayment of the term loan facility under the 2015 Credit Facilities of US$22.4 million and dividend payment of US$152.0 million.

Net cash used in financing activities amounted to US$141.7 million for the six months ended June 30, 2018, which primarily represented the dividend payments of US$124.0 million and the scheduled repayment of the term loan under the 2015 Credit Facilities of US$22.6 million.

Indebtedness

The following table presents a summary of our gross indebtedness as of June 30, 2019:

As of June 30, 2019
(In thousands of US$)
2025 Senior Notes	$1,000,000
2026 Senior Notes	$500,000
2015 Credit Facilities	$1,449,419

$2,949,419

Apart from the scheduled repayment of the term loan under the 2015 Credit Facilities of US$11.2 million during the second quarter of 2019, other significant changes in our gross indebtedness during and subsequent to the second quarter of 2019 are summarized below:

On April 26, 2019, we issued US$500.0 million in aggregate principal amount of the 2026 Senior Notes, the net proceeds of which were used for partial repayment of the revolving credit facility under the 2015 Credit Facilities. On May 8, 2019, we repaid HK$3.98 billion (approximately US$508 million) in aggregate principal amount of the revolving credit facility under the 2015 Credit Facilities, together with accrued interest and associated costs, from the net proceeds of the 2026 Senior Notes and cash on hand.

On June 4, 2019, we drew down HK$3.93 billion (approximately US$500 million) in aggregate principal amount of the revolving credit facility under the 2015 Credit Facilities to partly fund the advances to our affiliate for the closing of the first tranche of the acquisition of shares of Crown Resorts Limited from CPH Crown Holdings Pty Limited announced by our Parent on May 30, 2019.

On July 17, 2019, we issued US$600.0 million in aggregate principal amount of the 2027 Senior Notes, the net proceeds of which were used for partial repayment of the revolving credit facility under the 2015 Credit Facilities. On July 24, 2019, we repaid HK$4.64 billion (approximately US$594 million) in aggregate principal amount of the revolving credit facility under the 2015 Credit Facilities, together with accrued interest and associated costs, from the net proceeds of the 2027 Senior Notes and cash on hand. Immediately after the repayment, the balance available for future drawdown under the revolving credit facility under the 2015 Credit Facilities increased to HK$5.91 billion (approximately US$756 million) from HK$1.27 million (approximately US$163 million) as of June 30, 2019.

Melco Resorts Finance Limited

Index To Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2019

Melco Resorts Finance Limited

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	June 30, 2019	December 31, 2018
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$650,510	$882,989
Accounts receivable, net	251,278	212,375
Amounts due from affiliated companies	335,702	228,933
Loan to an affiliated company	70,110	94,707
Inventories	26,373	25,042
Prepaid expenses and other current assets	56,978	46,108

Total current assets	1,390,951	1,490,154

PROPERTY AND EQUIPMENT, NET	2,919,906	2,973,673
GAMING SUBCONCESSION, NET	169,493	197,533
INTANGIBLE ASSETS	4,202	4,193
GOODWILL	81,564	81,376
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	58,187	74,691
ADVANCES TO AFFILIATED COMPANIES	1,638,496	1,019,246
OPERATING LEASE RIGHT-OF-USE ASSETS	51,040	—
LAND USE RIGHTS, NET	317,868	322,533

TOTAL ASSETS	$6,631,707	$6,163,399

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$13,489	$15,591
Accrued expenses and other current liabilities	1,221,178	1,377,916
Income tax payable	2,175	3,341
Operating lease liabilities, current	17,976	—
Current portion of long-term debt, net	535,579	44,304
Amounts due to affiliated companies	78,823	74,832

Total current liabilities	1,869,220	1,515,984

LONG-TERM DEBT, NET	2,382,934	2,404,258
OTHER LONG-TERM LIABILITIES	3,449	7,863
DEFERRED TAX LIABILITIES	11,488	11,654
OPERATING LEASE LIABILITIES, NON-CURRENT	38,688	—
ADVANCE FROM AN AFFILIATED COMPANY	2,075	1,953

TOTAL LIABILITIES	4,307,854	3,941,712

SHAREHOLDER’S EQUITY
Ordinary shares, par value $0.01; 5,000,000 shares authorized; 1,202 shares issued	—	—
Additional paid-in capital	1,849,785	1,849,785
Accumulated other comprehensive losses	(5,693)	(15,162)
Retained earnings	479,761	387,064

Total shareholder’s equity	2,323,853	2,221,687

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$6,631,707	$6,163,399

Melco Resorts Finance Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
OPERATING REVENUES
Casino	$1,142,099	$942,962	$2,224,990	$2,001,237
Rooms	50,252	32,981	99,764	65,682
Food and beverage	28,090	19,030	55,226	38,904
Entertainment, retail and other	68,919	69,844	148,910	154,430

Total operating revenues	1,289,360	1,064,817	2,528,890	2,260,253

OPERATING COSTS AND EXPENSES
Casino	(765,482)	(666,230)	(1,502,170)	(1,379,328)
Rooms	(14,270)	(9,870)	(29,178)	(18,388)
Food and beverage	(23,809)	(17,928)	(47,846)	(35,785)
Entertainment, retail and other	(16,787)	(16,011)	(28,228)	(31,489)
General and administrative	(220,647)	(177,985)	(436,713)	(389,023)
Pre-opening costs	47	(28,781)	(30)	(31,089)
Amortization of gaming subconcession	(14,209)	(14,310)	(28,395)	(28,619)
Amortization of land use rights	(2,697)	(2,717)	(5,390)	(5,433)
Depreciation and amortization	(71,961)	(47,306)	(142,888)	(92,411)
Property charges and other	51	(2,860)	(3,945)	(7,043)

Total operating costs and expenses	(1,129,764)	(983,998)	(2,224,783)	(2,018,608)

OPERATING INCOME	159,596	80,819	304,107	241,645

NON-OPERATING INCOME (EXPENSES)
Interest income	598	674	1,363	1,419
Interest expenses, net of capitalized interest	(32,639)	(9,086)	(58,329)	(15,409)
Loan commitment fees	(404)	(1,171)	(583)	(2,330)
Foreign exchange losses, net	(1,016)	(5,326)	(882)	(3,060)
Other income, net	—	11	—	11

Total non-operating expenses, net	(33,461)	(14,898)	(58,431)	(19,369)

INCOME BEFORE INCOME TAX	126,135	65,921	245,676	222,276
INCOME TAX EXPENSE	(446)	(1,237)	(979)	(1,729)

NET INCOME	$125,689	$64,684	$244,697	$220,547

Melco Resorts Finance Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	$209,259	$207,783	$118,516	$349,572

CASH FLOWS FROM INVESTING ACTIVITIES
Advance to an affiliated company	(610,923)	—	(630,923)	—
Payments for acquisition of property and equipment	(37,644)	(103,394)	(75,176)	(178,911)
Deposits for acquisition of property and equipment	(2,267)	(4,200)	(7,615)	(19,403)
Proceeds from sale of property and equipment	137	—	138	351
Repayment of advance to an affiliated company	—	—	20,000	—
Repayment of loan to an affiliated company	23,478	—	23,478	—
Loan to an affiliated company	—	—	—	(5,325)

Net cash used in investing activities	(627,219)	(107,594)	(670,098)	(203,288)

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on long-term debt	(519,008)	(11,279)	(530,186)	(22,557)
Dividends paid	(152,000)	(92,000)	(152,000)	(124,000)
Payments of deferred financing costs	(5,253)	—	(5,253)	—
Principal payments on finance lease liabilities	(20)	(40)	(33)	(40)
Funds from an affiliated company	1,276	1,922	4,408	4,913
Proceeds from long-term debt	1,000,127	—	1,000,127	—

Net cash provided by (used in) financing activities	325,122	(101,397)	317,063	(141,684)

EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS	4,115	—	2,040	—

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(88,723)	(1,208)	(232,479)	4,600
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	739,233	843,113	882,989	837,305

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$650,510	$841,905	$650,510	$841,905

SUPPLEMENTAL CASH FLOW DISCLOSURES
Cash paid for interest, net of amounts capitalized	$(35,440)	$(6,963)	$(46,436)	$(6,963)
Cash paid for income taxes	—	—	(2,340)	—
Cash paid for amounts included in the measurement of lease liabilities - operating cash flows from operating leases	(6,162)	—	(11,030)	—
Change in accrued expenses and other current liabilities and other long-term liabilities related to property and equipment	7,262	29,846	25,803	79,377
Change in advance to and amounts due from/to affiliated companies related to property and equipment	(85)	1,953	219	3,270

F-4